UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

                    BIO-KEY INTERNATIONAL, INC.

(Name of Issuer)

               Common Stock, par value $.0001 per share

(Title of Class of Securities)

                         09060C309

(CUSIP Number)

Wong Kwok Fong

Flat C, 27/F, Block 5

Grand Pacific Views

Siu Lam, Hong Kong N7

8613827026522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060C309	Schedule13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wong Kwok Fong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF	7	SOLE VOTING POWER 4,390,708
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,390,708
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,390,708
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 09060C309	Schedule13D	Page 3 of 4 Pages

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the prior statement on Schedule 13D, as previously amended (the “Statement”), as filed by Wong Kwok Fong (the “Reporting Person”) related to the common stock, par value $ 0.0001 per share (the “Common Stock”), of BIO-key International, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures in the Statement remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 1.	Security and the Issuer.

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 5.

Item 2.   Identity and Background

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 5.

Item 3.   Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 5.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

As a result of the transactions described in Item 5 below, the Reporting Person no longer owns any shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Shares”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 4,390,708 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person constitute 34.88% of the Issuer’s outstanding shares of Common Stock.

Item 5(c) of the Statement is hereby amended by the addition of the following:

(c) On March 23, 2018, Reporting Person was granted an option under the Issuer's 2015 Equity Incentive Plan to purchase 33,334 shares of Common Stock at an exercise price of $1.96 per share, the last sale price of the Issuer's common stock as reported on the Nasdaq Capital Market on the date of grant. The option has a term of seven years, and vests in three equal annual installments, subject to the Reporting Person's continued employment with or service to the Issuer through the applicable vesting date.

On April 3, 2018, the Reporting Person delivered a conversion notice to the Issuer to convert 39,088 Series A-1 Shares owned by the Reporting Person. Each Series A-1 Share had an original issue price of $100.00 and was convertible into shares of the Issuer’s common stock at a conversion price of $3.60 per share. The forgoing conversion resulted in the issuance of 1,085,778 shares of Common Stock.

On April 3, 2018, the Reporting Person entered into a securities purchase agreement with the Issuer to purchase 91,820 shares of Common Stock in consideration of the conversion of an accrued dividend payable on the Series A-1 Shares owned by the Reporting Person in the amount of $330,552 resulting in a per share purchase price of $3.60.

On May 31, 2018, the Reporting Person delivered a conversion notice to the Issuer to convert the remaining 23,508 Series A-1 Shares owned by the Reporting Person. Each Series A-1 Share had an original issue price of $100.00 and was convertible into shares of the Issuer’s common stock at a conversion price of $3.60 per share. The forgoing conversion resulted in the issuance of 653,000 shares of Common Stock.

CUSIP No. 09060C309	Schedule13D	Page 4 of 4 Pages

On May 31, 2018, the Reporting Person entered into a securities purchase agreement with the Issuer to purchase 7,073 shares of Common Stock in consideration of the conversion of an accrued dividend payable on the Series A-1 Shares owned by the Reporting Person in the amount of $25,463 resulting in a per share purchase price of $3.60.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 4.

Item 7.   Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following:

99.1

Form of Securities Purchase Agreement dated May 31, 2018 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by Bio-Key International, Inc. with the SEC on June 4, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018	/s/ Wong Kwok Fong
Wong Kwok Fong